# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hesai Group, CIK 0001861737
CUSIP: 428050108
Title of class of securities: Class B Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1588 ZHUGUANG ROAD, 9TH FLOOR, BUILDING L2-B, SHANGHAI, China (F4), 201702
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001882360

## Reporting persons
- Robert Bosch GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Bosch Industrieteuhand KG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Hesai Group
Address of issuer's principal executive offices: 9th Floor, Building L2-B 1588 Zhuguang Road, Qingpu District Shanghai 201702, People's Republic of China.

## Item 2. Person Filing
Name of person filing:
(1) Robert Bosch GmbH
(2) Robert Bosch Industrietreuhand KG
Address of principal business office or, if none, residence:
(1) Robert Bosch GmbH
Robert Bosch Platz 1
Gerlingen Schillerhohe
Baden Wuerttemberg 70839
Germany

(2) Robert Bosch Industrietreuhand KG
Robert Bosch Platz 1
Gerlingen Schillerhohe
Baden Wuerttemberg 70839
Germany
Citizenship:
(1) Robert Bosch GmbH: Germany
(2) Robert Bosch Industrietreuhand KG: Germany

## Item 4. Ownership
Amount beneficially owned:
(1) Robert Bosch GmbH: 0
(2) Robert Bosch Industrietreuhand KG: 0
Percent of class:
(1) Robert Bosch GmbH: 0%
(2) Robert Bosch Industrietreuhand KG: 0%
Sole power to vote or to direct the vote:
(1) Robert Bosch GmbH: 0
(2) Robert Bosch Industrietreuhand KG: 0
Shared power to vote or to direct the vote:
(1) Robert Bosch GmbH: 0
(2) Robert Bosch Industrietreuhand KG: 0
Sole power to dispose or to direct the disposition:
(1) Robert Bosch GmbH: 0
(2) Robert Bosch Industrietreuhand KG: 0
Shared power to dispose or to direct the disposition:
(1) Robert Bosch GmbH: 0
(2) Robert Bosch Industrietreuhand KG: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint filing agreement by and between Robert Bosch GbmH and Robert Bosch Industrietreuhand KG

## Signatures
- Robert Bosch GmbH: /s/ Wayne Zhang, Attorney in Fact, Stefan Hartung, Chief Executive Officer (08/10/2025)
- Robert Bosch Industrieteuhand KG: /s/ Wayne Zhang, Attorney in Fact, Stefan Asenkerschbaumer, General Partner (08/10/2025)